Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Form S-4 File No. 333-199443

Date: February 10, 2015

Q4 2014 Earnings Call

Company Participants

•	Morris L. Moore
•	Susan M. Cameron
•	Thomas R. Adams

Other Participants

•	David H. Hayes
•	Vivien Nicole Azer
•	Christopher R. Growe
•	Matthew C. Grainger
•	Bonnie L. Herzog
•	Michael S. Lavery
•	James Bushnell
•	Priya Joy Ohri-Gupta
•	Sachin Shah

OPERATOR:

Good day, ladies and gentlemen and welcome to the Reynolds American fourth quarter 2014 earnings conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require operator assistance please press star then the zero key on your touch-tone telephone. As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Mr. Morris Moore Vice President of Investor Relations. Sir, you may begin.

MORRIS MOORE:

Good morning and thank you for joining our call. Today we’ll review Reynolds American’s results for the fourth quarter and full year as well as our outlook for 2015. As usual our discussion will focus on adjusted results as management believes this provides better perspective on our underlying business performance.

A reconciliation of reported to adjusted earnings is in our press release which is available on our website at ReynoldsAmerican.com. Joining me this morning are RAI’s President and CEO Susan Cameron and Tom Adams, our CFO. The information we’re about to discuss includes forward looking statements. When we talk about future results or events, a number of factors could generate results that are materially different from our projections today. These factors include, but are not limited to, items detailed in our press release and SEC filings. Except as provided by the federal securities’ laws we’re not required to publicly update or revise any forward looking statements. And now I’ll turn the call over to Susan.

SUSAN CAMERON:

Thank you, Morris. And good morning, everyone. Reynolds American reported another great quarter overall in what can only be characterized as a fantastic year. With our continued earnings growth momentum and excellent returns to our shareholders in 2014 I’m hopeful that our investors are as pleased as we are with the year’s results.

Our companies made substantial progress in many areas. But I’d like to call out a few of our key achievements over the past year. Our companies strengthened the profitability of their core cigarette and moist snuff operations through smart business strategies and execution and a tight focus on efficiency and productivity. And they also continued to invest in the equity of their powerful key brands growing market share and profitability.

The marketplace is quite competitive. So that kind of brand performance is a tribute to our companies’ highly engaged and expert consumer and trade marketing teams. And in keeping with our commitment to our investors, our company’s outstanding performance yielded excellent value for shareholders.

Total shareholder return which included a dividend increase of more than 6% was just under 35% for the year, again, significantly outpacing the S&P 500. Before I get into more details on the quarter, I want to give you a quick update on our proposed acquisition of Lorillard and the divestiture of certain assets to Imperial. As you know the shareholders of RAI, Lorillard and Imperial Tobacco approved the transaction last month which was an important milestone. And RAI has substantially complied with the second request for information from the Federal Trade Commission.

We do not know the exact timing of an FTC decision, and I can only reiterate that the process continues to proceed as expected, and I remain confident that the deal will close in the first half of this year. Before I turn to a review of our company’s performance, let me reemphasize the important role that innovation plays as a driving force in our strategy to transform the tobacco industry.

Our companies are committed to providing superior products to meet emerging consumer preferences. In 2014 VUSE digital vapor products were rolled out across the country after a highly successful performance in Colorado and Utah. VUSE is now available in about 100,000 outlets, primarily in convenience gas. And VUSE is already the top-selling e-cigarette in that channel overall. VUSE is truly satisfying. It’s simple and it is convenient to use.

And importantly VUSE is earning the trust and credibility of skeptical vapor users because of its proprietary digital vapor technology and its American assembly. These are meaningful points of difference for adult consumers and providing them with distinctive products like VUSE is key to gaining a competitive advantage.

To build on a brand market leading position and growth momentum VUSE added four more styles to the Colorado and Utah markets in mid-December Rich Mint, Crema, Chai and Mint. Adult smokers and vapor users have shown a high degree of interest in these styles. And although it’s still early days we expect these styles will broaden VUSE’s appeal to adult smokers and vapors. Another innovation case-in-point is Niconovum’s ZONNIC NRT gum which began its national expansion late in the third quarter following a positive reception from retailers and consumers in Iowa. ZONNIC also added fruit and cinnamon flavors to its portfolio last year. This roll out is going very well and the brand is now in about 18,000 outlets, primarily convenience gas as well as some drug and grocery chains.

Finally, on the subject of innovative products, in the fourth quarter we announced expansion plans for Revo which uses proprietary heat, not burn, technology developed by R.J. Reynolds. R.J. Reynolds’ expansion of Revo in Wisconsin is now underway. And we believe that evolving consumer expectations and heightened interest in innovative tobacco products will draw attention to Revo.

Now let’s turn to the discussion about quarterly results at our operating companies. At R.J. Reynolds’ fourth quarter earnings and operating margins were substantially higher on increased pricing and a favorable impact from the completion of the federal tobacco quota buyout. And I’m pleased to say that the moderation in cigarette volume decline continued in the fourth quarter as lower gas prices and an improved employment rate benefited discretionary consumer spending. R.J. Reynolds’ total cigarette market share for the year was quite stable, down 1/10 of a percentage point from the prior year at 26.5%.

R.J. Reynolds growth brands, Camel and Pall Mall continued to perform well and now make up almost 3/4 of the company’s total cigarette market share. The combined fourth quarter share for these two brands grew 2/10 of a percentage point to 19.7%. Camel’s quarterly market share was 10.3% which was up by 3/10 of a percentage point which was a fitting end to a great year for Camel, an iconic and innovative brand and the company’s largest and fastest growing brand. Next month Camel will launch the premium Camel White style in 21 western states. Available in mellow and menthol, these styles offer an inset filter that provides adult smokers with a unique look and a smooth smoking experience that puts a new, unique twist on Camel’s rich, bold flavor.

R.J. Reynolds continues to balance Pall Mall’s market share and profitability in the value category. And in that context the brand has done very well and remains, by far, the nation’s number one value brand. Pall Mall’s full year market share of 9.4% was in-line with the prior year period.

Pall Mall has a distinct and appealing brand and product proposition and the company is investing in consumer-driven opportunities to expand awareness of Pall Mall’s unique brand proposition — Genuinely More. As you know Pall Mall’s packaging was upgraded in the fourth quarter. All of our companies stay on top of consumer insights and continue to evolve their and so that they stay fresh, contemporary and exciting to adult smokers.

Turning to American Snuff, the moist snuff market remains highly competitive and the company’s bottom line was impacted in the fourth quarter by increased promotional spending and a modest decline in volume. This resulted in slightly lower earnings while the operating margin remained very strong.

American Snuff continues to strike a balance between market share and profit growth for its flagship Grizzly brand. As a result, Grizzly’s fourth quarter market share of 31.3% was in line with the prior year quarter and up 5/10 of a percentage point for the full year. American Snuff continues to invest in equity building initiatives to further enhance the brand. For example, Grizzly dark wintergreen is being expanded nationally and has received very positive results in Indiana. Dark wintergreen offers a differentiated, darker and richer wintergreen flavor.

At Santa Fe performance was very strong once again. Higher pricing in the fourth quarter coupled with higher volume delivered operating income growth of almost 25%. Santa Fe’s super premium Natural American Spirit brand added another 3/10 of a percentage point in market share to 1.8% making it one of the top ten cigarette brands in the U.S.

Natural American Spirit’s packaging was also recently upgraded, contributing to the growth of its additive-free tobacco styles including those made with organic tobacco. I hope you’ll agree with me that RAI and its operating companies posted a successful fourth quarter and a very strong full year. And before I hand the call to Tom for more details I’d like to say a few words about his upcoming retirement. This will be Tom’s last earnings call. He will be succeeded— as CFO by Andrew Gilchrist next month. Tom will stay on as executive vice president until later this year to ensure a smooth transition and to provide oversight on completion of the transaction and the initial integration process. Tom, you have been an outstanding member of the RAI Leadership Team. And I thank you for your invaluable contributions to the company’s success. And now altering the call over to Tom.

THOMAS ADAMS:

Thank you, Susan. And good morning, everyone. I must say it’s been a great experience over the years. And I’m proud of the results we have achieved. It’s good to know that I’ll be leaving the business in strong hands. I would like to thank everyone on the all for your interest over these many years and I wish you well.

Now let’s take a look at the financials. RAI finished the year in strong form, increasing fourth quarter adjusted EPS by 13% from the prior year quarter to 87 cents. Once again, higher pricing was a significant factor and the completion of the— the federal tobacco quota buyout had a positive impact as well.

These major items more than offset lower cigarette volumes and the investments behind VUSE and our companies’ key brands. These adjusted results exclude a charge of 51 cents per share, pensions and post-retirement mark to market adjustments which were mainly due to updated actuarial assumptions on mortality rates.

A charge of six cents per share for transaction related and financing cost and a charge of two cents per share for Engle progeny lawsuits. On a reported basis fourth quarter EPS was 28 cents, down just over 48% from the prior year quarter. For the full year adjusted EPS was $3.42, up 7.2% from the prior year period. This also excludes the items I’ve just mentioned as well as the one-time benefit from NPM partial settlement, a gain on discontinued operations and charges for im— implementation costs. On a reported basis full-year EPS was $2.75.

RAI, again, improved adjusted operating margin. For the fourth quarter margin was up by 1.2 percentage points from the prior year quarter to 36.6%. And for the full year it was up 1/10 of a point at 36.7%. Now I’ll turn to our operating company’s performance where I’ll focus on adjusted results. Please refer to the schedules at the end of our earnings release for reconciliations from our GAAP to adjusted results.

R.J. Reynolds had another strong run in the fourth quarter with adjusted operating income increasing by almost 14% to $676 million. And for the full year the company’s adjusted operating income was up by more than 8% at $2.7 billion. The company’s adjusted operating margin continued to widen in the quarter, increasing 4.4 percentage points to 40.5% and that brought the full year to 39.6%. As Susan mentioned, the decline in industry cigarette volumes continued to moderate. R.J. Reynolds fourth quarter cigarette shipments declined 4.9% from the prior year quarter while industry volume was down about 2%.

Wholesale inventory levels for the industry were approximately 6.5 billion units at the end of the fourth quarter, down about 700 million from the prior year quarter while R.J. Reynolds’ inventories of approximately 1.6 billion were down about 200 million.

At American Snuff, fourth quarter adjusted operating income of $113 million was down 3.2% from the prior year quarter. But for the full year it rose by almost 4% to $442 million. The company’s operating margin remained strong at 56.4% for the year. As we predicted in our last call, higher promotional support levels continued in the fourth quarter. And because of the highly competitive moist snuff market, American Snuff saw a 1% decline in volume. Moist snuff industry volume was up about 1% in the quarter. American Snuff’s flagship Grizzly brand delivered volume growth of 3.5% for the year.

Now I’ll turn to Santa Fe where higher pricing and volume drove the bottom line higher. The company increased fourth quarter operating income by more than 24% and $90 million. That brought full year operating income to $337 million which was up 20.5%.

Santa Fe’s fourth quarter operating margin rose 2.6 percentage points from the prior year quarter to 51.7% bringing the full year to 51.2%. Natural American Spirit’s market share gain of 3/10 of a percent that Susan mentioned was on volume growth of 14%. Now I’ll turn to some other items before opening up the Q&A session. As we reported previously, Reynolds American expanded its revolving credit facility from $1.3 billion to $2 billion in the quarter. And the company ended the quarter with cash balances of $1 billion. Our pension plans remain well-funded on a PBO basis.

Although no additional funding is required this year I would note that we plan to add just over $100 million to the pension plans. With our companies’ expected to continue their growth momentum this year RAI is issuing 2015 adjusted earnings guidance in the range of $3.65 to $3.80 per share. I would note that this guidance excludes any impact from the completion of our proposed transaction. But it does reflect continued investment on Vuse as well as initiatives to build the equity of our operating companies’ key brands. Thank you all. Now we’ll turn to the Q&A portion of the call. Operator, would you remind our callers how to get in the queue?

OPERATOR:

Thank you, sir. Ladies and gentlemen, if you have a question at this time please press star then the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue please press the pound key. Our first question comes from David Hayes of Nomura. Your line is now opened. David, please check your mute button.

DAVID HAYES:

Sorry. Can you hear me now?

SUSAN CAMERON:

Yes, I hear you.

DAVID HAYES:

Can you hear me now?

SUSAN CAMERON:

Yes.

DAVID HAYES:

Sorry, apologies. I was— muted. So thanks for the question. So two for me, firstly on Pall Mall— obviously you mentioned the packaging, relaunching the course a bit— market share was still down— 20 basis points I think. I just wonder if you can talk about the timing of that launch and whether there was some disruption of any sort and whether you’re happy with the launch or is there anything that you expect to improve on— on that relaunch— into the first quarter?

And then secondly for me, on the smokeless category, it looks like it’s slowing pretty rapidly I guess from a mere four and a ha— 4% to 5% last year in ‘13— 3%— 3% to 4% I think you said in the third quarter category about 1% growth in the fourth. I guess with the gasoline prices I always understood that was— a category that did pretty well in terms of that relationship. I’m just wondering whether you can talk about why that slowdown that category is happening and, again, whether you feel that that’s something which will pick up through— 2015. Thank you very much.

SUSAN CAMERON:

Thanks, David. First, the question about Pall Mall— we’re very pleased with Pall Mall’s performance at— you know, 9.4 market share. We are very focused on balancing Pall Mall’s market share and profitability and— you know, the— the— this is a very competitive environment.

But— the packaging upgrade didn’t cause— d— disruption. So we would continue to see Pall Mall playing that role in our value portfolio. But— you know, we— we are actually very happy with that performance. Secondly, on the smokeless side, I think there’s been discussion about the, you know, the— the slowdown in growth of the overall category.

And— you know, we are pleased with Grizzly’s performance. It’s a very competitive environment in the smokeless arena. Grizzly over the year picked up half a share point while it was basically flat quarter over quarter. The slowdown in the sector, you know, there are some thoughts about that in the context of as— as you know there are about— eight million dippers and— there— about five million of those are duel users.

So— in the fourth quarter did they switch to cigarettes? (LAUGH) I think— we’ll— we’ll have to see how this plays out. We’re confident that that— that the category will continue to grow. But we’re not sure if it’s going to be in the 2% or the 3% to 4%, you know— percent growth this year. But— again, Grizzly’s performed very well and we’ll continue to heavily compete in that space.

DAVID HAYES:

Okay, thanks. Just quickly coming back on the— the Pall Mall or the— the timing of that packaging launch, w— was that happening through the quarter, so from the beginning of the quarter is now down or was it a late initiative sort of later in the year and therefore, you know, may make an impact in the— in the first quarter ‘15?

SUSAN CAMERON:

It— we were shipping that in October. So it should be pretty well through the— through the pipeline. And— we’ll continue to— to monitor that uptake.

DAVID HAYES:

That’s great, thank you very much.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from Vivien Azer of Cowen and Company. Your line is now open.

VIVIEN AZER:

Hi, good morning.

SUSAN CAMERON:

Hey, Vivien.

THOMAS ADAMS:

Good morning, Vivien.

VIVIEN AZER:

So the outlook for earnings growth clearly incredibly robust for 2015. You know, obvious benefit from the tobacco buyout expense. But I think about the magnitude of the range, it’s roughly comparable to the range you guys initially offered for 2014. So I was just hoping you could comment a little bit on kind of the wide range given that you know you’re gonna get this benefit from the tobacco buyout expense.

THOMAS ADAMS:

Vivien, it’s Tom. We look at this every year. And— and we like— le— we kind of like the wider range. It encompasses, you know, it’s early in the year. You know, we’re concer— you know, the competitive i— environment— is— is as it has been very— very intense— in— in all segments that we’re operating in. So we like the wider range, provide us flexibility.

VIVIEN AZER:

That seems perfectly reasonable. And then on the Revo launch— you know, I understand it’s kind of early days, you know, w— where is that product getting shelf placement and what brands— would it be substituting in the stores that you’re rolling it out in?

SUSAN CAMERON:

Vivien, this is Susan. We’re— we are in the process of launching it. And the specifics of exactly what shelf space exchange I’m not certain. But we’re encouraged by Revo. I think— i— you know, we’ve done a lot of consumer testing. We talked about it at Investor Day as consumers look for— more innovative products and— our focus on innovation and transforming the industry, we believe that there will be interest in Revo as people understand vapor and they understand combustibles.

And Revo with the proprietary RJRT technology— is— is somewhere in between all of that. So we will keep you posted. But it is too early. It’s, you know, we’re four weeks into the shipping or something like that. But— we will certainly keep you posted as it unfolds.

VIVIEN AZER:

Terrific. That’s super helpful. Congrats, again, Tom.

THOMAS ADAMS:

Thank you.

OPERATOR:

Thank you. Our next question comes from Chris Growe of Stifel. Your line is now opened.

CHRISTOPHER GROWE

Hi, good morning.

SUSAN CAMERON:

Hey, Chris.

THOMAS ADAMS:

Good morning.

CHRISTOPHER GROWE:

Hi, I’d like to add my congratulations, Tom, as well. Just— a quick question before if I could on— if you look at the cigarette category which has improved pretty dramatically in the second half of the year— do you have— a good outlook you expect for 2015? Could we see this, you know, at least with the comps— the first half of ‘15 be— like the second half of ‘14, if you will?

SUSAN CAMERON:

Chris, I tell you we are— we are still looking at it in this 3% to 4% decline range as we have in the past years. You’ll remember that we talked in ‘14 that— that part of that in the first six months could have simply been— particularly convenience gas taking in lots of new vapor products and it was a restricted inventory investment as opposed to actual offtake. And— obviously the vapor space is— is continually evolving and we will continue to report on that as we see it. But— you know, our— our opinion is that the— the underlying combustible decline will stay— consistent.

CHRISTOPHER GROWE:

Okay. And then just to— (COUGH) my question for you I guess really related to VUSE or— and that all other division— you know, it— I’m just trying to get a better sense of, like, the degree of investment you expect there this year. Do you expect that to be comparable to the investment you made in— in ‘14 or is that unrealistic given you’ve already launched the product? Or do you have more products potentially in the hopper that could force you to invest equally heavily in the coming year?

THOMAS ADAMS:

Chris, it’s Tom. From a financial perspective it will not be as large as it was in 2014. And we’re probably— really don’t want to comment on launching innovative products— in this space right now.

CHRISTOPHER GROWE:

Okay. And do you— the— the phasing of the new VUSE flavors— is that— that’s happening now? Does that happen in the first quarter or does that happen throughout the year? I’m just curious how fi— quickly that can build.

SUSAN CAMERON:

We— launched in December in Colorado and Utah. And— we are watching that very closely. And then we will determine and certainly advise when we decide to— to extend that.

CHRISTOPHER GROWE:

Okay, thank you for the time.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from Matthew Grainger of Morgan Stanley. Your line is now opened.

MATTHEW GRAINGER:

Thanks. Good morning, everyone. And, Tom—

SUSAN CAMERON:

Hey, Matt.

MATTHEW GRAINGER:

—congratulations.

THOMAS ADAMS:

Hey, Matt.

MATTHEW GRAINGER:

Hi.

THOMAS ADAMS:

Thank you.

MATTHEW GRAINGER:

I— I wanted to ask more about the pricing and volume balance during the quarter. Obviously 8% pricing excluding the contract manufacturing is a very strong number so I don’t want to— not trying to nitpick on the number. But we also saw volume declines accelerate slightly while the industry trend was going the other direction.

So how do you think about the balance between those two factors and whether we’re sort of in the optimal place when you’re realizing 7%, 8% price mix but also trying to protect share on a couple non-support brands and maintain the momentum of your growth plans?

SUSAN CAMERON:

Matt, I would say, you know, this all sort of varies quarter to quarter. We— we are pleased with the way we are balancing market share growth on our drive brands, investment in new innovation— and profitability. So I would say obviously the quota buyout rolling off in the fourth quarter was— was the.

But— we— we feel like we are in a good mix and you could see from the guidance this year we are guiding from 7.1 to 11.1. (LAUGH) And so— we continue to be confident that we can get that balance right while focusing on— driving our, you know, premium brand growth— on our focused brands.

MATTHEW GRAINGER:

Okay. Thanks, Susan. And— just one— one other question on— on RJR— for the quarter again you had strong pricing-driven revenue growth which resulted in 15— close to 15% operating profit growth. But the bottom line was still constrained I think similar to what one of your peers reported a week or two ago by a pretty large step up in per pack cost year on year.

Can you just speak on year on year cost dynamic and whether that’s just quarterly phasing or something we should expect to see continue going forward based on reinves— reinvestment initiatives you might have in place during the sort of post-expiration on the quota buyout.

SUSAN CAMERON:

Matt, we— we really look at this as— as timing fluctuation. And— and I wouldn’t— project all of that forward on any meaningful basis.

MATTHEW GRAINGER:

Okay, thanks again.

OPERATOR:

Thank you. Our next question comes from Bonnie Herzog of Wells Fargo. Your line is now opened.

BONNIE HERZOG:

All right, thank you, good morning, everyone.

SUSAN CAMERON:

Good morning.

THOMAS ADAMS:

Morning.

BONNIE HERZOG:

And congrats, Tom. I have— a question on your process with the FTC. I guess I’d be curious to hear your thoughts on the possibility that the FTC does approve the deal with Lorillard but with some modifications. I’ve heard several questions or— or concerns related to your EDLP program from retailers.

So wondering how important this option is for Newport and how concerned you would be if Newport wouldn’t be allowed to be added to your EDLP program right away? You know, essentially would you be willing to move forward with the deal with some restrictions? Just trying to get your sense of that.

SUSAN CAMERON:

Bonnie, really I don’t have much more to add than I said in my prepared remarks. We are continuing to work with the FTC. The process is not a transparent one. We continue to be confident that it will close in the first half. And— you know, h— how that will all unfold, we will keep you posted when that— you know, when— when we know when it becomes public. But— I have no real other comment to make.

BONNIE HERZOG:

Okay. Understood. And then I have a question on Santa Fe. Obviously, you know, the brand continues to perform extremely well. However, a couple of other brands are more intensely targeting the super-premium, you know, organic space.

So I just wanted to get your thoughts on how increased competition could impact Santa Fe and, you know, what you’re seeing in this category. And then, you know, given NAS’ positioning how confident are you that the brand will continue to grow at double digit rates?

SUSAN CAMERON:

Thanks, Bonnie. I— you know, at— at— it picked up 3/10 of a share point this year at— 1.8 market share. It’s one of the top ten brands in the U.S. And we continue to see a lot of runway because, you know, a— as you know it’s not really 1.8 market share anywhere. It has very strong market share in— in growing— urban markets.

And we continue to— to see that expanding. As we said at Investor Day we’re adding some— sales force members to the— that team. And we continue to see distribution and off-take growth. And— it grew in— in 49 out of 50 states last year. So I really don’t see that— that slowing down. To your point— that there’s other competition in this space, I think NAS is uniquely positioned. I think that the packaging upgrade will help us continue that momentum. And I continue to be confident.

BONNIE HERZOG:

Okay, thank you. And then just maybe one—

SUSAN CAMERON:

Thank you.

BONNIE HERZOG:

—final quick question. I believe you conducted a clinical trial on vapor emission that was expected to be completed by December. Has this study concluded and then could you share some of the findings from that study with us?

SUSAN CAMERON:

Bonnie, I’m not in a position to discuss that and— and I— I— we will get some more information for you when that’s available.

BONNIE HERZOG:

All right, that would be helpful. I appreciate it. Thank you.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from Michael Lavery of CLSA. Your line is now opened.

MICHAEL LAVERY:

Good morning. And— yeah, t— congrats Tom and— and Andrew. (COUGH) Back on Revo— is— is national expansion— you know, sort of a foregone conclusion or— what are you looking for in Wisconsin that would determine how you move ahead?

SUSAN CAMERON:

W— well, it— you know, th— this is— we’re going into Wisconsin to see how consumers react to this new branding. (COUGH) And— obviously as consumers are more aware of— innovative products and— and more understanding of vapor versus combustibles we’re looking to see how they respond to Revo. And we will determine when that would continue to roll out— a— as we watch that.

MICHAEL LAVERY:

And do you have— any consumer com— communication restrictions and— and what kind of things are you doing to make people aware of the brand?

SUSAN CAMERON:

Certainly it’s important with a brand like Revo to generate trial because people have to see if— if they like this kind of technology. And it— it smokes very different from a combustible and it smokes very different from— an e-cig vapor product.

So we— obviously the res— the restrictions, (COUGH) if you will— Revo falls under the combustible— advertising restriction. But we’ll be using our— consumer engagement force to explain the proposition to consumers and— generate some trial. (COUGH)

MICHAEL LAVERY:

And because it falls under combustible— (COUGH) excuse me, you— you’re— you’re not also allowed to modify the product then either, right? Is— it needs to stay the same?

SUSAN CAMERON:

Yeah, that’s correct.

MICHAEL LAVERY:

Okay, great thanks. And— and then just on— vapor, you had said previously that you expect it to be profitable by 3Q of— of this year. Is that still— on track for that?

THOMAS ADAMS:

Yes, we believe it is.

MICHAEL LAVERY:

And would that— would it be profitable f— for the full year or just in the back half?

THOMAS ADAMS:

Probably just in the back half.

MICHAEL LAVERY:

Okay, and then—

SUSAN CAMERON:

That’s— and Michael, we watch this— space evolve. W— we’re looking at VUSE and we continue, you know, VUSE is the largest selling vapor, e-cig— in convenience gas across the country. And it’s very important for us to continue to generate trial because our digital vapor technology truly i— is a point of difference— and we’re American made, as I said in my prepared remarks. So generating trial on VUSE will give us the conversion. And (COUGH) so we will— market that to the— to the right effect.

MICHAEL LAVERY:

And s— some of your competitors have come out with products that are more vaporizer like but— but with a closed tank. And— and I know you’ve— you’ve been— outspoken about the risks of open tanks. But— would you pursue something with VUSE that might be— a little more— vaporet— va— vaporizer-esque but with the same closed-tank capabilities?

SUSAN CAMERON:

I— I’m not going to talk about any— future innovations. But suffice it to say that it is clearly part of our strategy to transform the tobacco industry— (COUGH) to become the vapor authority.

MICHAEL LAVERY:

Okay, great, thank you very much.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from James Bushnell of Exane. Your line is now open.

JAMES BUSHNELL:

Hi, good morning.

SUSAN CAMERON:

Good morning.

JAMES BUSHNELL:

Thank you for taking the question. Good morning. I have three questions, two of which have been answered. So the third one which was— a smaller question was just to come back on All Other line— which in Q4 was, again, at a reasonably higher level, I just wondered if you’d give us a flavor as to how much of that uptick year on year is investment in VUSE versus— expense elsewhere whether that be launch costs for— for Revo ZONNIC or— or— or other things that are going on? Thank you.

THOMAS ADAMS:

It’s primarily VUSE.

MICHAEL LAVERY:

Okay, great, thank you very much.

SUSAN CAMERON:

Thank you.

THOMAS ADAMS:

Thank you.

OPERATOR:

Thank you. Our next question comes from Priya Ohri-Gupta of Barclays. Your line is now opened.

PRIYA OHRI-GUPTA:

Thank you for taking the call. And— congratulations, Tom. I had one quick— sort of administrative question. And that was just whether you had any borrowings outstanding under your revolver at quarter end. And then— secondly, Tom, is— is you guys are thinking about the funding for the Lorillard transaction, do you have any updates there given sort of where we are in terms of the regulatory process and whether we should still expect $500 million in— facility borrowings to— to help fund that split? Thank you.

THOMAS ADAMS:

Okay. Thank you for your question. With respect to the at— at year end or quarter end— we didn’t— we had no borrowings outstanding under our revolving credit facility. And with respect to the transaction, we would expect— when— when it closes that we would use a portion of the revolving credit facility to— to fund it.

PRIYA OHRI-GUPTA:

Okay, thank you very much.

THOMAS ADAMS:

Thank you. (COUGH)

OPERATOR:

Thank you. As a reminder, ladies and gentlemen, if you do have a question please press star then one on your touch-tone telephone. Our next question comes from Sachin Shah of Albert Fried. Your line is now opened.

SACHIN SHAH:

Hi, good morning.

SUSAN CAMERON:

Morning.

SACHIN SHAH:

So I just— I wanted to— understand because you’re in substantial compliance— with the FTC— I— is it just kind of— a waiting game— that we’re waiting for right now in regards—

THOMAS ADAMS:

I’m sorry, Sachin, you’re— you’re fading (COUGH) out, can’t hear your question.

SACHIN SHAH:

Yeah, so— (COUGH) can you hear me now?

THOMAS ADAMS:

Yeah.

SACHIN SHAH:

Hello?

SUSAN CAMERON:

Yes, we can.

THOMAS ADAMS:

Yes, we can.

SACHIN SHAH:

Yeah, yeah, so just— I just want to understand— in regards to FTC, because you’re in— substantial compliance— you know, are you just waiting for them go get back to you? Is that where we kind of are?

SUSAN CAMERON:

Well, we’re— we continue to— we are working with the FTC. As I said to you, the process is not transparent. And— so— we— we continue to believe we will close in that— in the first half of this year. And of course we will be forthcoming as soon as we know something.

SACHIN SHAH:

Okay, so in— in— in regards to— communicating, even though you’re s— in substantial compliance— the clock— sometimes is— there is a clock, 30 days or more. That— you haven’t had that agreement or a timing agreement with them thus far. And so you’re in dialogue in the interim while— while that substantial compliance has been met?

SUSAN CAMERON:

Sure. We’re in dialogue and the clock is still ticking. And we’ll get back to you when we have more information.

SACHIN SHAH:

Okay. Just— just one last question in regards to all of this— I think— when you reported your third quarter results— the merger spread— was double it— what it was now— a little over $8. And now it’s— $4— just a little— above $4. And the fact that it— it is still $4 still raises some uncertainty at that. Just was curious to find out how you felt about that in light of the fact that you’ve, you know, you have all these things— that you presented to the FTC in— in being substantial compliance.

SUSAN CAMERON:

Well, I— I think, Sachin, you know, what the— the spread is and how all that works is all about investor sentiment. And— you know, as we’ve always discussed— you know, we are very pleased. The shareholders had a resounding vote. And we still have the next step of the FTC.

And— obviously there’re investors who are still betting for and against that. But— you know, we continue to be confident and— w— we will— (LAUGH) you know, once the first half is past and we have (LAUGH) confidently closed— then we’ll see how the investors feel about the— the stock price.

SACHIN SHAH:

Excellent. Thank you.

(OVERTALK)

SACHIN SHAH:

Have a great day.

SUSAN CAMERON:

You too.

OPERATOR:

Thank you. Our next question is a follow up from David Hayes of Nomura. Your line is now opened.

DAVID HAYES:

Thank you for— thank you for the second question. So I know we’re (UNINTEL) before but I just wonder whether you can have any— detail to the 4.9% market share— sort of level in terms of the s— the brands that you’re selling to Imperial and then obviously the Doral brand impact of that?

I wonder if you can give us an update as to where that market share sits relative to that level today? And then secondly, just on Revo II— which I— I just wonder whether you can update us on where you are with the potential launch of that with a partner? Again, I think you said previously— that maybe BAT that wasn’t actually firmed up. I just wonder whether you can talk about that Revo II development in other markets? Is that a possibility for next year? Is that something that we can, you know, expect to see in the numbers in terms of— your development of that— that product as well? Thank you.

THOMAS ADAMS:

David, this is Tom. I’ll take the first— the first (COUGH) part of that. We’re— we’re above the 4.9%— that— that— that’s in the agreement for Winston, Salem and Kool at this point.

SUSAN CAMERON:

And on the second question— you know, we are— are in continued dialogue with British American Tobacco to look at opportunities for commercialization and research and technology development in commercialization of those innovations.

So we will obviously keep you posted as— as— as we come to whatever agreements we make. But at this stage— certainly there are opportunities. We do see— international monetization of our innovative technology as a future revenue stream. But there’s nothing concrete— in 2015 as we sit today.

DAVID HAYES:

Okay, that’s great. Thank you very much.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. And our final q— question comes from Chris Growe of Stifel. Your line is now opened.

CHRISTOPHER GROWE:

Hi, David had two very good questions which were just like mine. So I— I’m (LAUGHTER) all good. I appreciate your time. (LAUGH)

SUSAN CAMERON:

Thanks, David. Chris. (LAUGHTER) Chris.

OPERATOR:

Thank you. And at this time I’m not showing any further questions. I’d like to turn the call back to management for any further remarks.

MORRIS MOORE:

Thank you, again, for joining our call. If you have any additional questions please contact us at Investor Relations.

OPERATOR:

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone, have a wonderful day.

(MUSIC)

* * *END OF TRANSCRIPT* * *

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind.

*****

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including any statements as to regulatory approvals and the expected timing, completion and effects of the proposed Merger, the divestiture, the share purchase and related transactions, collectively, referred to as the Proposed Transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, and in any documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on RAI; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current facilities, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of RAI’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to RAI’s binding obligations under the asset purchase agreement to complete the divestiture), on terms less favorable than the divestiture, due to the absence of a condition in connection with the Merger that the divestiture be completed; the possibility of having to include the DORAL brand as part of the divestiture; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the Merger Agreement and the asset purchase agreement related to the divestiture; the possibility of delay or prevention of the Proposed Transactions by lawsuits challenging the Proposed Transactions filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the Merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of RAI common stock; the reliance of R. J. Reynolds Tobacco Company, referred to as RJR Tobacco, on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture; RAI’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of RAI’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of RAI and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the Merger Agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of RAI and Lorillard from their respective advisors; a termination of the governance agreement, referred to as the Governance Agreement, among RAI, BAT and B&W or certain provisions of it in accordance with its terms, including the limitations on B&W’s representation on the RAI board of directors and its board committees; the effect of the substantial additional indebtedness that RAI will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and RAI’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in RAI, the Governance Agreement and the provisions favoring BAT in the RAI articles of incorporation on RAI’s business, the RAI board of directors and other RAI shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the RAI unaudited pro forma condensed combined financial statements included in RAI’s Form S-4; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as RAI shareholders under North Carolina law, the RAI articles of incorporation, the RAI bylaws and the Governance Agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s and Lorillard’s filings with the Securities and Exchange Commission, referred to as the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, RAI is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of RAI and Lorillard that also constitutes a Prospectus of RAI. The Registration Statement on Form S-4 was declared effective by the SEC on December 22, 2014. RAI and Lorillard commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about December 22, 2014. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com , and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and shareholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and shareholder of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.